

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Glen Leibowitz
Chief Financial Officer
Acreage Holdings, Inc.
366 Madison Avenue, 11th Floor
New York, NY 10017

      Re: **Acreage Holdings, Inc.**
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed May 29, 2020
          File No. 000-56021

Dear Mr. Leibowitz:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services